FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of Listed Issuer: C21 Investments Inc. (the “Issuer”).

Trading Symbol: CXXI .

Date: November 9, 2018 .

Is this an updating or amending Notice:        [   ] Yes                   [X] No

If yes provide date(s) of prior Notices: N/A.

  Issued and Outstanding Securities of Issuer Prior to Issuance: 45,064,446.

Date of News Release Announcing Private Placement: November 8, 2018.

Closing Market Price on Day Preceding the Issuance of the News Release: $1.13

1.        Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form)

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
To be identified in an amended Form 9 to follow	A minimum of 20,000 and up to a maximum of 45,000 Units (or up to a maximum of 51,750 Units if the Over- Allotment Option is exercised in full)	$1,000 per Unit	Debenture exercise price - $1.50/share Warrant Debenture exercise price - $2.25/share	TBD	TBD	Anticipated to be December 13, 2018	TBD

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(1)

Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.

Total amount of funds to be raised: A minimum of $20,000,000 and up to a maximum of $45,000,000, or up to a maximum of $51,750,000 if the Over-Allotment Option (defined below) is exercised in full (the “Offering”). The Issuer has granted the Agents (defined below) an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at the discretion of the Agents, to arrange for the purchase of up to an additional 15% of the Units (defined below) sold by the Agents.

2.

Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:
N/A .

4.

If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities. N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

5.	Description of securities to be issued:

            (a)             Class Units (the “Units”), each Unit comprised of (i) one $1,000 principal amount 10% unsecured convertible debenture of the Issuer (the “Debenture”) and (ii) one-half of one non-transferable debenture warrant of the Issuer (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture.

            (b)             Number A minimum of 20,000 and up to a maximum of 45,000 Units, or up to a maximum of 51,750 Units if the Over-Allotment Option is exercised in full

            (c)             Price per security $1,000 per Unit.

            (d)             Voting rights: One vote per common share issued upon conversion of the Debentures and Warrant Debentures

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

(a)             Number A minimum of 10,000 and up to a maximum of 22,500 Warrants, or up to a maximum of 25,875 Warrants if the Over-Allotment Option is exercised in full.

(b)

Number of securities eligible to be purchased on exercise of Warrants (or options) A minimum of 10,000 and up to a maximum of 22,500 Warrant Debentures, or up to a maximum of 25,875 Warrant Debentures if the Over-Allotment Option is exercised in full.

(c)	Exercise price $1,000 per Warrant Debenture.

(d)	Expiry date 24 months from the date of issue.

7.	Provide the following information if debt securities are to be issued:

(a)             Aggregate principal amount A minimum of $30,000,000 and up to a maximum of $67,500,000, or up to a maximum of $77,625,000 if the Over-Allotment Option is exercised in full

(b)             Maturity date The Debentures and Warrant Debentures will mature two years from the date of issuance of the Debentures.

(c)             Interest rate 10.0% per annum from the date of closing, payable every six months.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(d)             Conversion terms The Debentures are convertible at the holder’s option to common shares of the Issuer at a price of $1.50 per common share. The Warrant Debentures are convertible at the holder’s option into common shares of the Issuer at a price of $2.25 per common share. No fractional common shares will be issued on conversion. In lieu thereof, the Issuer will pay cash in an amount equal to any such fraction multiplied by the conversion price.

(e)	Default provisions Usual and customary for transactions of this type.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

Industrial Alliance Securities Inc. 26 Wellington Street East, #600 Toronto, ON M5E 1S2

Canaccord Genuity Corp. 609 Granville Street
Suite 2200 P.O. Box 10337, Pacific Centre Vancouver BC V7Y1H2

Sprott Capital Partners
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600, P O Box 89 Toronto ON M5J 2J2

(collectively, the “Agents”)

(b)

Cash (i) 6% of the aggregate gross proceeds from the sale of Units sold pursuant to the Offering, other than Units sold to purchasers identified on a mutually agreed upon subscriber list (the “President’s List”), and (ii) 3% of the aggregate gross proceeds from the sale of Units to purchasers on the President’s List .

(c)

Securities Compensation warrants in a number equal to (i) 6% of the aggregate number of Units sold pursuant to the Offering, other than Units sold to purchasers on the President’s List, and (ii) 3% of the aggregate number of Units sold to purchasers on thePresident’s List (collectively the “Agent’s Compensation Warrants”). Each Agent’s Compensation Warrant entitles the holder thereof to purchase one Unit.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(d)	Other N/A .

(e)	Expiry date of any options, warrants etc. 24 months from the date of closing .

(f)	Exercise price of any options, warrants etc. $1,000.

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship No   .

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

N/A

11.	State whether the private placement will result in a change of control.

N/A .

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

N/A
.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

2.	Acquisition – N/A

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: .

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

2.

Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: _________________________________________________.

(b)	Cash:____________________________________________________________________________________ .

(c)	Securities (including options, warrants etc.) and dollar value:___________________________________________

_________________________________________________________________________________________ .

(d)	Other: ____________________________________________________________________________________.

(e)	Expiry date of options, warrants, etc. if any: ________________________________________________________.

(f)	Exercise price of options, warrants, etc. if any: ______________________________________________________.

(g)	Work commitments: __________________________________________________________________________.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer:
.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Name of	Number	Dollar	Conversion	Prospectus	No. of	Describe
Party (If not	and Type	value per	price (if	Exemption	Securities,	relationship
an	of	Security	applicable)		directly or	to Issuer (1)
individual,	Securities	(CDN$)			indirectly,
name all	to be				Owned,
insiders of	Issued				Controlled or
the Party)					Directed by
Party

(1) Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:
.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):
_______________________________________________________________________________.

(b)	Cash ___________________________________________________________________________.

(c)	Securities _______________________________________________________________________.

(d)	Other __________________________________________________________________________.

(e)	Expiry date of any options, warrants etc.________________________________________________

(f)	Exercise price of any options, warrants etc. ______________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months.

.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated   November 9, 2018.

Michael Kidd
Name of Director or Senior Officer

“Michael Kidd”
Signature

Chief Financial Officer
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015